ALTRA INDUSTRIAL MOTION, INC.
                                14 Hayward Street
                           Quincy, Massachusetts 02171


                                January 19, 2006



Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Altra Industrial Motion, Inc.
         Form S-4/A Registration Statement (File No. 333-124944)
         -------------------------------------------------------


Ladies and Gentlemen:

                  Altra Industrial Motion, Inc. (the "Company") hereby respectfully requests that the effective date of the Company's Registration Statement on Form S-4/A (File No. 333-124944) (as amended through the date hereof, the "Registration Statement") be accelerated so that it becomes effective at 5:00 p.m., Eastern Time, on Friday, January 20, 2006 or as soon as reasonably practicable thereafter.

                  The Company hereby acknowledges the following:

     1. Should the Securities and Exchange Commission (the "Commission") or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     2. The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     3. The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                  The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

                  Please call Todd R. Chandler at (212) 310-8172 or Douglas R. Plante (212) 310-8333 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement.



                                    Very truly yours,


                                     ALTRA INDUSTRIAL MOTION, INC.

                                     By: /s/ MICHAEL L. HURT
                                         -------------------------------------
                                         Name: Michael L. Hurt
                                         Title: Chief Executive Officer